RMS

SEC

18005818

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2018
Washington DC
408

| SEC FILE NUMBER |
|---|
| 8- 44990 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bright Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4850 Harrison Drive
(No. and Street)

| Las Vegas | NV | 89121 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bright (702) 739-1393
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

| One Bala Avenue, Suite 234 | Bala Cynwyd | PA | 19004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BW

## OATH OR AFFIRMATION

I, Robert Bright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bright Trading, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

RABright
Signature

President
Title

Steven R Flacks
Notary Public

STEVEN R. FLACKS
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 08-15-19
Certificate No: 99-57947-1

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- X (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A report on Internal Accounting Control
- [ ] (p) A report on the exemption provision to Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BRIGHT TRADING, LLC
# FINANCIAL STATEMENTS
# FOR THE YEAR ENDING DECEMBER 31, 2017

## TABLE OF CONTENTS

**ROMEO & CHIAVERELLI**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ONE BALA AVENUE SUITE 234**
**BALA CYNWYD, PA 19004**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of:
Bright Trading, LLC

### Opinion on the Financial Statements

We audited the accompanying statement of financial condition of Bright Trading, LLC (the "Company") as of December 31, 2017 and the related statements of operations, changes in members' equity and cash flows for the then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In Our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

### Basis of Opinion

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our Audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

Bala Cynwyd, Pennsylvania
February 21, 2018

Bright Trading LLC
Statement of Financial Condition
December 31, 2017

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 586,336 |
| Receivable from clearing organization | 16,905,687 |
| Securities owned, at market value | 25,918,354 |
| Investment | 286,200 |
| Prepaid expenses | 2,092 |
| TOTAL ASSETS | $ 43,698,669 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Securities sold, not yet purchased | $ 29,077,769 |
| Accounts payable | 100,000 |
| TOTAL LIABILITIES | 29,177,769 |
| Members' equity | |
| Members' equity | 14,520,900 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 43,698,669 |



See accompanying notes to financial statements

Bright Trading LLC
Notes to Financial Statements
December 31, 2017

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in July 2000 as a broker-dealer under the laws of Nevada for the purpose of providing proprietary securities trading activities for the Company's individual members. The Company is a participant firm of the Chicago Stock Exchange.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Financial Instruments with off Balance Sheet risk

The Company, in connection with its proprietary trading activities, enters into long and short cash, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Statement of Financial Condition. The Company manages this risk by maintaining proprietary trading strategies.

Fair Value Measurements

United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect managements own assumptions.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading equity securities and options recorded at market values, as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Corporate stocks and options | $ 25,918,354 | $29,077,769 |

Corporate stocks and options are classified as Level 1 securities.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital of $6,163,646 which was $6,063,646 in excess of its required net capital of $100,000. The Company's net capital ratio was .002 to 1.

The Company operates its securities transactions under the provisions of (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Commission as a fully disclosed broker-dealer and accordingly, trading accounts are carried on the books of the clearing broker.

NOTE 4 - OWNERSHIP EQUITY

Ownership equity at December 31, 2017 is as follows:

| | |
|---|---|
| Class A Membership | $ 7,081,351 |
| Class B Membership | $ 7,439,549 |

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, in which the Manager may be Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A Membership.

The Operating Agreement and subsequent addendums of the Company contain additional equity information.

NOTE 5 - INVESTMENT

The Company has a joint back office agreement with Goldman Sachs and Company which processes its securities transactions. The Company has invested in a $10,000 Limited Partnership that is required under this agreement. The Company also has an investment in a trading permit at the Chicago Stock Exchange. This permit is carried at a cost of $276,200.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

NOTE 7 – RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as profitability, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported on the balance sheet.